CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: glusband@clm.com                                    (212) 371-2720


                               September 27, 2007



VIA EDGAR
---------
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Prana Biotechnology Limited
                  Form 20-F and 20-F/A for the fiscal year ended June 30, 2006 File No. 0-49843
                  ----------------

Dear Mr. Rosenberg,

         On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated August 21, 2007, with respect to the Company's annual reports on Form 20-F and Form 20-F/A for the fiscal year ended June 30, 2006 filed with the Commission on behalf of the Company on September 29, 2006 and June 18, 2007, respectively.

         In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's responses.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(p) SHARE-BASED PAYMENTS, PAGE F-12

QUESTION 1

         WE ACKNOWLEDGE YOUR RESPONSE TO OUR PREVIOUS COMMENT 2a. PLEASE ADDRESS THE FOLLOWING ADDITIONAL COMMENTS:

         (a) CONSISTENT WITH YOUR RESPONSE, PLEASE REVISE YOUR PROPOSED DISCLOSURE FOR EMPLOYEES TO CLARIFY THAT THE MEASUREMENT DATE IS THE GRANT DATE FOR OPTIONS ISSUED UNDER THE 15% THRESHOLD INDICATED IN YOUR RESPONSE AND THE DATE OF SHAREHOLDER APPROVAL FOR ANY ISSUANCES OVER THIS THRESHOLD

         The Company has revised the accounting policy indicated in Note 1(p) to its consolidated financial statements to be included its annual report on Form 20-F for the fiscal year ended June 30, 2007 ("2007 Form 20-F") to read as follows:

         "Employees
         ----------

         The issue of share-based payments to employees may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of the Company's shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached. However, if an issue to an employee is subject to shareholder approval because it exceeds the 15% threshold per ASX Listing Rule 7.1, then the measurement date of these share-based payments is the date at which the share-based payments are approved by shareholders."

         (b) PLEASE REVISE YOUR PROPOSED DISCLOSURE FOR CONSULTANTS TO INDICATE THAT YOU RECORD COMPENSATION AT THE FAIR VALUE OF THE GOODS OR SERVICES RECEIVED UNLESS THEY CANNOT BE RELIABLY MEASURED CONSISTENT WITH YOUR RESPONSE TO COMMENT FOUR.

         The Company has revised the accounting policy indicated in Note 1(p) to its consolidated financial statements to be included its 2007 Form 20-F to read as follows:

         "Consultants
         ------------

         The issue of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of the Company's shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, and if the share price of the Company does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued. However, if the underlying share price of the Company does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date. Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued."

         (c) IN THE LAST SENTENCE OF THE FIRST PARAGRAPH IN YOUR PROPOSED CONSULTANT POLICY NOTE YOU INDICATE THAT YOU USE THE "AVERAGE INPUTS" IN CALCULATING THE VALUE OF THE SHARE-BASED COMPENSATION IF A SERVICE PERIOD APPLIES AND THE WORK IS CONTINUALLY PROVIDED OVER THAT SERVICE PERIOD. PLEASE REVISE YOUR PROPOSED DISCLOSURE TO CLARIFY WHAT YOU MEAN BY "AVERAGE INPUTS". IN THIS REGARD, IT APPEARS THAT PARAGRAPH 13 OF IFRS 2 REQUIRES THE FAIR VALUE TO BE DETERMINED EACH REPORTING PERIOD UNTIL THE SERVICE IS PROVIDED AND IT IS UNCLEAR WHY YOU WOULD NEED TO AVERAGE ANY OF THE INPUTS IN MODELS YOU USE TO ESTIMATE FAIR VALUE.

         The Company kindly refers the Staff to the amended policy above in respect of the clarification of "average inputs."

         The Company has relied upon the implementation guidance accompanying IFRS 2, specifically paragraph IG7 in respect of the measurement date for transactions with parties other than employees that perform services continually over a service period. This implementation guidance paragraph states by way of example:

         "... if an entity received services continuously during a three-month period, and its share price did not change significantly during that period, the entity could use the average share price during the three-month period when estimating the fair value of the equity instruments granted."

QUESTION 2

         WE ACKNOWLEDGE YOUR PROPOSED DISCLOSURE IN RESPONSE TO OUR PREVIOUS COMMENT 2b. PLEASE ADDRESS THE FOLLOWING ADDITIONAL COMMENTS:

         (a) PLEASE EXPLAIN TO US WHY YOU WOULD ACCELERATE OR EXTEND THE PERIOD OVER WHICH YOU EXPENSE COMPENSATION RELATED TO YOUR MARKET CONDITIONS WHEN PARAGRAPH 15B OF IFRS 2 APPEARS TO INDICATE THAT THE EXPECTED VESTING PERIOD SHOULD NOT BE REVISED AFTER YOUR INITIAL DETERMINATION. PLEASE REFERENCE THE AUTHORITATIVE LITERATURE YOU RELY UPON TO SUPPORT YOUR POSITION.

         In accordance with IFRS 2, paragraph 15b:

         "If an employee is granted share options conditional upon the achievement of a performance condition and remaining in the entity's employ until that performance condition is satisfied, and the length of the vesting period varies depending on when that performance condition is satisfied, the entity shall presume that the services to be rendered by the employee as consideration for the share options will be received in the future, over the expected vesting period. The entity shall estimate the length of the expected vesting period at grant date, based on the most likely outcome of the performance condition. If the performance condition is a market condition, the estimate of the length of the expected vesting period shall be consistent with the assumptions used in estimating the fair value of the options granted, and shall not be subsequently revised. If the performance condition is not a market condition, the entity shall revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates."

         IFRS 2, paragraph 21 states:

         "Market conditions, such as a target share price upon which vesting (or exercisibility) is conditioned, shall be taken into account when estimating the fair value of the equity instruments granted. Therefore, for grants of equity instruments with market conditions the entity shall recognize the goods or services received from a counterparty who satisfies all other vesting conditions (e.g. services received from an employee who remains in service for the specified period of service), irrespective of whether that market condition is satisfied."

         IFRS 2, paragraph 23 further states:

         "Having recognised the goods or services received in accordance with paragraphs 10-22, and a corresponding increase in equity, the entity shall make no subsequent adjustment to total equity after vesting date. For example, the entity shall not subsequently reverse the amount recognised for services received from an employee if the vested equity instruments are later forfeited or, in the case of share options, the options are not exercised. However, this requirement does not preclude the entity from recognising a transfer within equity, ie a transfer from one component of equity to another."

         IFRS 2, paragraph 15b outlines that at grant date an estimated vesting period should be established which is consistent with the assumptions used in estimating the fair value of the awards granted and that this period cannot be subsequently revised.

         In application of this requirement there are four potential outcomes:

         i) The market condition is met and the options vest in advance of the vesting period estimated at grant date;

         ii) The market condition is met and the options vest after the initial vesting period estimated at grant date;

         iii) The market condition is not met and the options do not vest; and

         iv) The market condition is met and the options vest on the estimated vesting date.

         Considering each of these scenarios:

         i) Applying IFRS 2 paragraph 15b in isolation, being that the expected vesting period cannot be amended, it would be considered that the expense profile would be consistent with that initially determined at grant date. However, IFRS 2 paragraph 23 states that no adjustments are to be made to equity subsequent to the vesting of share-based payments. Further, an underlying principle to IFRS 2 is that the expense relating to a share-based payment transaction is recognized as an entity receives the associated services - in this case all benefits have been received prior to the completion of the vesting period estimated at grant date, as there is nothing further the employee needs to provide in order to be entitled to the options.

         In this situation, it is our view that the general principle of attributing the expense over the period from the grant date to the vesting date should override the requirement of paragraph 15b that the vesting period is not subsequently amended. Correspondingly, the acceleration of the vesting period in this situation is considered appropriate as no further benefit is considered to be received by Prana once the options have vested.

         ii) In this situation the full expense associated with the share-based payment is recognized based on the vesting period estimated at grant date and the full expense is recognized in advance of the vesting of the share-based payment. However, when the award vests later than this period it does not conflict with the principle of IFRS 2 that full recognition of share-based payments is recorded by the vesting date.

         iii) IFRS 2 paragraph 21 states that an entity shall recognize the expense relating to goods or services received from a counterparty who satisfies all other vesting conditions irrespective of whether the market condition is met. Correspondingly, no amendment to the expense recorded under the vesting period estimated at grant date would be made should the market condition not be achieved prior to expiry of the award.

         iv) In this situation, the estimated vesting period would match the actual vesting period and no further consideration would be necessary.

         Based on these considerations, the disclosure in the Company's consolidated financial statements to be included in its 2007 Form 20-F will read as follows:

          "The fair value of share-based awards with market conditions is expensed on a straight line basis over the period in which the Company determines the defined market condition will be achieved. This period is estimated by the Company at the grant date of the corresponding share-based awards. If the market conditions are met in advance of the period initially estimated, the awards are considered to have vested and the corresponding expense is accelerated as the Company will receive no further benefit from the services. If the market conditions are met subsequent to the period initially estimated, no amendment is made to the expense recognized. Similarly, if the market conditions are not met prior to the expiration of the awards, no adjustment is made in respect of the expense recognized for the anticipated number of share-based payments expected to vest."

         (b) PLEASE REVISE YOUR PROPOSED DISCLOSURE TO CLARIFY YOUR ACCOUNTING IF YOUR MARKET CONDITIONS ARE NOT MET. SEPARATELY REFERENCE FOR US THE AUTHORITATIVE LITERATURE YOU RELY UPON TO SUPPORT YOUR ACCOUNTING.

         The Company kindly refers the Staff to the amended policy and references to authoritative accounting literature above.

QUESTION 3

         CONSISTENT WITH THE REQUEST IN OUR JUNE 21, 2007 LETTER, PLEASE HAVE A DULY AUTHORIZED OFFICER OF THE COMPANY PROVIDE ON YOUR LETTERHEAD A STATEMENT FROM THE COMPANY ACKNOWLEDGING THAT:

>> THE COMPANY IS RESPONSIBLE FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING;

>> STAFF COMMENTS OR CHANGES TO DISCLOSURE IN RESPONSE TO STAFF COMMENTS DO NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING; AND

>> THE COMPANY MAY NOT ASSERT STAFF COMMENTS AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

         Please see the attached letter on Company letterhead.

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,

                                            /s/ Steven J. Glusband
                                            Steven J. Glusband



Encl.

cc:      Geoffrey Kempler, Chief Executive Officer,
           Prana Biotechnology Limited (by email)
         Richard Revelins, Chief Financial Officer,
           Prana Biotechnology Limited (by email)
         Kate Plumridge, The CFO Solution (by email)
         Susan Bannatyne, PricewaterhouseCoopers (by email)
         Clive Mottershead, Deloitte Touche Tohmatsu (by email)

                    [LETTERHEAD OF PRANA BIOTECHNOLOGY LIMITED]







                               September 27, 2007


VIA EDGAR

Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:      PRANA BIOTECHNOLOGY LIMITED
         FORM 20-F AND 20-F/A FOR THE FISCAL YEAR ENDED JUNE 30, 2006 FILE NO. 0-49843

We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated August 21, 2007, with respect to the Company's annual reports on Form 20-F and Form 20-F/A for the fiscal year ended June 30, 2006 filed with the Commission on behalf of the Company on September 29, 2006 and June 18, 2007, respectively (the "2006 20-F").

We acknowledge that:

>> we are responsible for the adequacy and accuracy of the disclosure in the filing;
>> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
>> we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Kind regards

/s/ Geoffrey Kempler
Geoffrey Kempler
Chief Executive Officer